TTII
Tree Top Industries, Inc.

David I. Reichman
Chief Executive Officer

Kathy M. Griffin
President

Board of Directors

David I. Reichman
Chairman

Frank Benintendo
Secretary

Donald Gilbert, Phd
Treasurer

Robert Hantman Esq.
General Counsel

Kathy M. Griffin
Director

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David I. Reichman
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Eye Care Centers International, Inc.

May 10, 2011

Via Email: dcaoletters@SEC.gov

United State Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
100 F. Street, N.E.
Washington, DC 20549

Re: Tree Top Industries, Inc.
CIK: 0000356590
Response to letter dated: April 21, 2011
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
File No. 000-10210

To Whom It May Concern:

Tree Top Industries, Inc. ("TTI") is writing you this formal request for a waiver of financial reporting and disclosure requirements in response to a letter addressed to David Reichman, Chief Executive Officer of TTI, dated April 21, 2011, from Craig Wilson (the "Letter"). The Letter demands that TTI file an amendment to its Form 10-K for the fiscal year ended December 31, 2010 (the "10-K"). The Letter incorrectly states that the 10-K includes financial statements that were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC ("Chisholm"). Such requirement is based on the fact that Chisholm is no longer registered with the Public Company Accounting Oversight Board (the "PCAOB") and, therefore, TTI may not include Chisholm's audit report or consents in its filings with the Commission. On May 2, 2011, TTI sent a response to the Letter (the "Response"), in which TTI attempted to clarify the following:

1. While the financial statement for the period from inception (August 1, 2007) through December 31, 2008 had, at one point, been audited by Chisholm, the 10-K clearly discloses that such financial statements, as included therein, were unaudited. Therefore, the initial sentence in the Letter is false. Such financial statements were unaudited based on the fact that financial statements for the period from inception need not be

CORPORATE HEADQUARTERS: 511 SIXTH AVENUE, SUITE 800 NEW YORK, NY 10011
TEL: 646.240.4188 FAX: 775.890.3823 STOCK SYMBOL: OTCQB/OTCBB:TTII
LOS ANGELES • NEW YORK • LAS VEGAS

audited pursuant to § 210.8-03 of Regulation S-X.

2. No audit report or consent from Chisholm is included in TTI's 10-K. Initially, Chisholm audited a year that TTI was required to include in the 10-K. However, as instructed in the Letter, TTI had the financial statements of such year re-audited by TTI's new independent public accountant, M&K CPAs, PLLC. Such re-audit was included in the 10-K, as filed

3. Chisholm notified the Company that it was not going to stand for re-election as its independent auditor back on August 24, 2010. This is a significant period of time prior to the PCAOB's revocation of Chisholm's registration. Chisholm's declination to stand for re-election occurred eight months prior to the revocation of its license. This was disclosed in a Form 8-K filed on August 24, 2010 (the "8-K"). At that point, the PCAOB had yet to revoke Chisholm's registration. The omission of such fact from the 10-K cannot reasonably be perceived as misleading. TTI is willing to amend the 8-K to indicate that the PCAOB has revoked the registration of our prior auditor, Chisholm, in order to fully provide the information that Item 304 of Regulation S-K requires. Such amendment should alleviate any question whether TTI's disclosure is misleading.

The Response clearly stated that TTI acknowledged that it is responsible for the adequacy and accuracy of the disclosure. Furthermore, TTI acknowledged that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Also in the Response, TTI hereby acknowledged that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although TTI firmly believes (i) the Response adequately and accurately addressed the concerns found in the Letter, (ii) the 10-K clearly includes no audit reports or consents from Chisholm and (iii) the 8-K disclosed the termination of our relationship with Chisholm nearly eight months ago, Jaime John informed TTI that we must have the financial statements for the period from inception re-audited and an amendment to the 10-K filed. This is despite the fact that the financial reporting and disclosure requirements applicable to the 10-K do not require that such financial statements be audited. Additionally, TTI is aware of other issuers facing similar situations, including Mine Clearing Corp., who were not required to have their financial statements from inception re-audited, despite the fact that they included years originally audited by Chisholm. There was no specific reason given to TTI for such an inequitable and onerous requirement. No rationale was given, nor can TTI surmise a reasonable reason for this capricious demand.

In the event TTI is required to have its financial statements from inception re-audited and the 10-K amended, TTI's ability to continue as a going concern will be irreparably crippled. TTI is already in a precarious financial position. The costs of having its financial statements from inception re-audited would undoubtedly force TTI to cease operations. Therefore, our shareholders would lose all the value of the stock they hold based on (i) the unrelated actions of Chisholm and (ii) TTI being forced to include information in its 10-K that is beyond the scope of the requirements found in Regulation S-K and, apparently, not being required of other similar smaller reporting companies.

Based on the aforementioned, TTI respectfully requests that a waiver be issued, relieving TTI of the asserted requirement that its financial statements from inception be re-audited and that an amended 10-K be filed therewith. As previously mentioned, the enforcement of such requirement would cause TTI and its shareholders unreasonable cost and harm.

Please direct any questions or comments regarding this matter to the undersigned at (646) 240-4188 or (917) 572-5733

Very Truly Yours

 /s/ David Reichman

Chairman of the Board, Chief Executive Officer

cc: Matthew McMurdo, Esq.